Financial review
In 2026, Telix continues on a significant growth trajectory, driven by the global commercial success of Illuccix® and
Gozellix®. As the Company advances toward near-term regulatory milestones and progresses a promising pipeline of therapeutic candidates, these strategic investments in our late-stage candidates are positioning Telix to deliver its next phase of growth and make a meaningful difference to patients' lives, underpinned by a resilient and diversified business model with multiple revenue streams.
Our operations have been financed primarily through cash generated by our commercial operations and the issuance of
Ordinary Shares and Convertible Bonds.
Reported profit after tax attributable to Telix Shareholders was $38.3 million for the period ended June 30, 2026, compared to a loss of $2.3 million for the period ended June 30, 2025. The net profit reflects the impact of income on entering our strategic collaboration with Regeneron, and continued success in our commercial businesses, allowing us to increase investment in our Therapeutic pipeline.
Our total comprehensive income was $9.5 million for the period ended June 30, 2026, compared to $3.3 million for the period ended June 30, 2025. We expect our expenses to increase as we continue our development of, and seek regulatory approvals for, our product candidates. In addition, if and when we seek and obtain regulatory approval to commercialize additional product candidates, we will also incur increased expenses in connection with commercialization and marketing of any such product. Our total comprehensive income or loss may fluctuate significantly from period-to-
period, depending on the timing of our clinical trials and our expenditures on other research and development activities.
The following table sets forth a summary of the Group's Consolidated statement of comprehensive income for the periods ended June 30, 2026 and June 30, 2025.

	Half-year ended		HY 2026 vs. 2025
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000%
	(in thousands, except percentage and per share data)
Continuing operations
Revenue from contracts with customers	477,350	390,359	86,991	22
Cost of sales	(217,001)	(181,736)	(35,265)	19
Gross profit	260,349	208,623	51,726	25
Other income	40,000	-	40,000	*
Research and development costs	(123,828)	(81,583)	(42,245)	52
Selling and marketing expenses	(58,358)	(48,973)	(9,385)	19
Manufacturing and distribution costs	(28,713)	(18,849)	(9,864)	52
General and administration costs	(48,663)	(47,723)	(940)	2
Other gains/(losses)(net)	5,575	(1,105)	6,680	*
Operating profit	46,362	10,390	35,972	346
Finance income	2,274	3,616	(1,342)	(37)
Finance costs	(19,388)	(18,842)	(546)	3
Profit/(loss) before income tax	29,248	(4,836)	34,084	*
Income tax benefit	9,082	2,544	6,538	257
Profit/(loss) for the period	38,330	(2,292)	40,622	*
Profit/(loss) for the period attributable to:
Owners of Telix Pharmaceuticals Limited	38,330	(2,292)	40,622	*
Other comprehensive income:
Items that will not be reclassified to profit or loss in subsequent periods:
Changes in the fair value of investments at fair value through other comprehensive income	1,207	(1,381)	2,588	*
Items to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(30,079)	6,928	(37,007)	*
Total comprehensive income for the period	9,458	3,255	6,203	191
*Percentage not meaningful
Revenue from contracts with customers
The Group delivered sustained growth in revenue. Revenue from contracts with customers was $477.3 million for the period ended June 30, 2026, an increase of $87.0 million, or 22%, compared to $390.4 million for the period ended
June 30, 2025. The Precision Medicine business was the standout driver, generating $388.6 million, while the
Manufacturing Solutions business (TMS) continued to build momentum, generating $88.7 million in sales of third-party products and services. This increase is also attributable to six months of revenue from RLS in 2026, compared to five months of revenue in 2025 (acquired on January 28, 2025).
Cost of sales
Cost of sales increased by $35.3 million, or 19%, to $217.0 million for the period ended June 30, 2026, from $181.7 million for the period ended June 30, 2025. The increase was primarily driven by increased sales volumes from our Precision
Medicine business.
1 Single-photon emission computed tomography.
2 Brand name subject to final regulatory approval.

Gross margin improved in 2026 relative to 2025, increasing to 55% for the period ended June 30, 2026 (compared to
53% for the period ended June 30, 2025), reflecting the product mix of high value, Precision Medicine products in Telix's portfolio and the sales of higher volume and lower margin SPECT1 imaging products at RLS. The Group's gross margin also reflects the effect of a full half-year of the RLS business. Precision Medicine gross margin improved during the period ended June 30, 2026 to 65% (64% for the period ended June 30, 2025), supported by increased sales of
Gozellix® in the U.S., disciplined pricing and effective control of cost of sales across the portfolio.
Research and development costs
Revenue growth enabled an increased investment into R&D. R&D costs were $123.8 million for the period ended June 30,
2026, an increase of $42.2 million, or 52%, compared to $81.6 million for the period ended June 30, 2025. In line with our communicated strategy, the Company is investing a proportion of its revenue into R&D with the goal of creating further revenue streams. Accordingly, expenditure predominantly focused on advancing clinical trials for late-stage therapeutic assets and progressing regulatory resubmissions for Precision Medicine assets.
R&D investment reflects:
•the inclusion of a new Tx candidate, TLX597-Tx, a next generation PSMA-targeting prostate cancer radioligand therapy.
•expansion of the BiPASS™ study, the first study designed to gain marketing authorization for 68Ga-PSMA-PET imaging in the pre-biopsy setting.
•continued enrollment in Part 2 of the ProstACT Global Phase 3 trial of TLX591-Tx.
•preparing the Zircaix2 (TLX250-Px) BLA and the Pixclara2 (TLX101-Px) NDA resubmissions.
Selling and marketing expenses
Selling and marketing expenses were $58.4 million for the period ended June 30, 2026, an increase of $9.4 million, or
19%, compared to $49.0 million for the period ended June 30, 2025. This increase was primarily driven by increased investment in promotional activities and sales force operations, deployed to drive higher global sales volumes of Illuccix®
and Gozellix®.
Manufacturing and distribution costs
Manufacturing and distribution costs were $28.7 million for the period ended June 30, 2026, an increase of $9.9 million, or 52%, compared to $18.8 million for the period ended June 30, 2025. This increase was primarily driven by the impact of six months of RLS operations on the Group results when compared to approximately five months post-acquisition in
2025, and higher costs associated with increased activity across our TMS sites.
General and administration costs
General and administration costs were $48.7 million for the period ended June 30, 2026, an increase of $1.0 million, or
2%, compared to $47.7 million for the period ended June 30, 2025. This increase was driven by:
•the impact of six months of RLS operations on the Group results.
•increased legal, IT infrastructure and software costs.
Other income
Other income for the period resulted from the $40.0 million initial, non-refundable payment received as part of the collaboration with Regeneron entered into in April 2026. The Group received the payment in respect of four initial therapeutic programs, with Regeneron holding options to expand the collaboration to additional programs. Refer to note
4.4 of the Interim financial report for further details.
Other gains/(losses) (net)
Other gains (net) were $5.6 million for the period ended June 30, 2026, a change of $6.7 million, compared to other losses (net) of $1.1 million for the period ended June 30, 2025. The gain in the current period primarily resulted from realized and unrealized currency gains and gains on contingent consideration related to the RLS acquisition.

Finance income
Finance income was $2.3 million for the period ended June 30, 2026, a decrease of $1.3 million, or 37%, compared to
$3.6 million for the period ended June 30, 2025. Following the acquisition of RLS in January 2025 and associated cash settlement of the transaction, there was a decrease in cash and cash equivalents placed into short term deposits in the period ended June 30, 2026 compared to the prior period.
Finance costs
Finance costs were $19.4 million for the period ended June 30, 2026, an increase of $0.6 million, or 3%, compared to
$18.8 million for the period ended June 30, 2025. This increase reflects the impact of the repayment of substantially all of the Convertible Bonds issued in July 2024 and the issue of new Convertible Bonds in April 2026 at a lower coupon rate. A gain of $2.9 million on the repurchase of Convertible Bonds is included within finance costs.
Income tax benefit
Income tax benefit was $9.1 million for the period ended June 30, 2026, an increase of $6.6 million compared to $2.5 million for the period ended June 30, 2025. This resulted from the recognition of $21.4 million in deferred tax benefits attributable to deductible temporary differences. Current tax expense for the period ended June 30, 2026 was $12.3 million, decreased from $21.5 million for the period ended June 30, 2025 as a result of the decrease in taxable profits generated in the U.S. and Belgium.
Segment results
Our three reportable segments are Precision Medicine, Therapeutics and Manufacturing Solutions.
We evaluate the performance of our segments based on Adjusted EBITDA, calculated as earnings before interest, tax, depreciation and amortization, adjusted for other gains and losses which may have an impact on the degree to which earnings reflect the results of core operations, such as remeasurement of contingent consideration, non-recurring income and expenditure, foreign exchange gains and losses on monetary items, and impairment or impairment reversal where the impairment is the result of an isolated, non-recurring event.
Our management uses Adjusted EBITDA to assess the core operating performance of segments and to make decisions about the allocation of resources. We also believe this measure provides useful information to users of our financial statements by allowing for the assessment of underlying trends in our current operational performance by excluding the impacts of non-recurring costs.
Precision Medicine
The Precision Medicine segment focuses on the commercial sales of Illuccix®, Gozellix® and other diagnostic products that may obtain regulatory approvals. This segment includes royalties and sales of goods (which account for the majority of our revenue from operations), as well as the sales and marketing expenses and costs of sales necessary to support those revenues and R&D costs associated with development activities of our diagnostic pipeline.
1 Brand name subject to final regulatory approval.

The following table sets forth the results of operations for our Precision Medicine segment for the periods ended
June 30, 2026 and June 30, 2025.

	Half-year ended		HY2026 vs. HY2025
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000%
	(in thousands, except percentage data)
Revenue from contracts with customers	388,633	305,835	82,798	27
Cost of sales	(134,600)	(108,839)	(25,761)	24
Gross profit	254,033	196,996	57,037	29
Research and development costs	(54,482)	(38,116)	(16,366)	43
Selling and marketing expenses	(49,236)	(40,886)	(8,350)	20
Manufacturing and distribution costs	(6,625)	(4,105)	(2,520)	61
General and administration costs	(12,508)	(11,317)	(1,191)	11
Other gains/(losses) (net)	1,195	(1,593)	2,788	(175)
Operating profit/(loss)	132,377	100,979	31,398	31
Other (gains)/losses (net)	(1,195)	1,593	(2,788)	(175)
Depreciation and amortization	707	2,074	(1,367)	(66)
Adjusted EBITDA	131,889	104,646	27,243	26
For the period ended June 30, 2026, revenue from contracts with customers for our Precision Medicine segment consisted of $388.2 million (H1 2025: $305.8 million) in sales of goods and $0.4 million (H1 2025: $0.1 million) in royalty revenue. U.S. sales from Gozellix® and Illuccix® was the primary driver of a 27% increase in revenue, reflecting continued
growth in sales volume, pricing and market share gains. Average daily demand for doses continued to grow throughout the first half of the year.
Cost of sales increased 24%, driven by higher manufacturing volumes, distribution costs, and radiopharmacy-related expenses. Gross margin improved to 65% compared to 64% in the prior period, primarily reflecting higher gross margins achieved on Gozellix® and stable manufacturing and distribution costs.
R&D expenses were $54.5 million in the period ended June 30, 2026, compared to $38.1 million in the period ended
June 30, 2025. The investment was primarily driven by the resubmission of the Pixclara1 NDA, which contained an expanded clinical evidence package of two major retrospective studies, expanded recruitment for the BiPASS™ study, which is nearing target enrollment, and preparing the Zircaix1 BLA resubmission. The Illuccix Japan registrational study has also completed enrollment, and a NDA for TLX591-Px is currently under regulatory review with the Chinese NMPA.
We incurred $4.0 million in the period ended June 30, 2026, compared to $5.2 million in the period ended June 30, 2025 on Zircaix1 commercial inventory to prepare the business for commercial launch.
Selling and marketing expenses were $49.2 million in the period ended June 30, 2026, compared to $40.9 million in the period ended June 30, 2025. This increase was primarily driven by focused incremental investment in sales force operations, to drive higher sales volumes of Illuccix® and Gozellix® in the U.S. and accelerate the commercial launch in
Europe, where we saw modest growth throughout the first half of the year.
Manufacturing and distribution costs were $6.6 million in the period ended June 30, 2026, compared to $4.1 million in the period ended June 30, 2025, reflecting an increase in facility and staff costs to support supply chain and quality activities to deliver clinical and commercial products.
General and administration costs were $12.5 million in the period ended June 30, 2026, compared to $11.3 million in the period ended June 30, 2025, reflecting operating leverage and stabilization in corporate activities and related overheads.
Adjusted EBITDA increased by $27.2 million, or 26% to $131.9 million for the period ended June 30, 2026, up from $104.6 million in the period ended June 30, 2025, reflecting the growth in commercial revenues and stabilization in gross margins, partially offset by higher operating expenditure.

Therapeutics
The Therapeutics segment focuses on the development of our core therapeutic pipeline for commercialization. This segment includes revenue received from license agreements prior to commercialization and research and development services.
The following table sets forth the results of operations for our Therapeutics segment for the periods ended June 30,
2026 and June 30, 2025.

	Half-year ended		HY2026 vs. HY2025
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000%
	(in thousands, except percentage data)
Revenue from contracts with customers	-	3,994	(3,994)	(100)
Cost of sales	-	(108)	108	(100)
Gross profit	-	3,886	(3,886)	(100)
Other income	40,000	-	40,000	*
Research and development costs	(67,968)	(43,868)	(24,100)	55
Selling and marketing expenses	-	(464)	464	(100)
Manufacturing and distribution costs	(2,348)	(1,710)	(638)	37
General and administration costs	(2,215)	(2,002)	(213)	11
Other gains (net)	1,240	19	1,221	*
Operating loss	(31,291)	(44,139)	12,848	(29)
Other (gains) (net)	(1,240)	(19)	(1,221)	*
Depreciation and amortization	149	117	32	27
Adjusted EBITDA	(32,382)	(44,041)	11,659	(26)
*Percentage not meaningful
For the period ended June 30, 2026, there was no revenue from contracts with customers for our Therapeutics segment
(H1 2025: $4.0 million related to R&D services revenue). The period-over-period change in revenue from contracts with customers for our Therapeutics segment reflected completion of the revenue recognition associated with the first upfront payment received from the Grand Pharmaceutical Group Limited (Grand Pharma) contract.
Research and development costs were $68.0 million in the period ended June 30, 2026, compared to $43.9 million in the period ended June 30, 2025. This increase primarily reflects continued progress in Part 2 of the Phase 3 ProstACT Global trial, as well as ongoing development of IPAX-2, LUTEON and IPAX BrIGHT. Additional efforts were directed toward advancing TLX597-Tx and TLX090-Tx. Expenditure during the period included costs associated with manufacturing activities, site activations, and patient recruitment and dosing activities. Approximately 55% of the Group's R&D investment was directed toward progressing the Group's therapeutic programs, consistent with expectations and reflecting the continued prioritization of late-stage and high‑value pipeline assets.
Selling and marketing expenses were $nil in the period ended June 30, 2026, compared to $0.5 million in the period ended June 30, 2025. The decrease was predominantly due to a decrease in employment contractor costs.
Manufacturing and distribution costs were $2.3 million in the period ended June 30, 2026, compared to $1.7 million in the period ended June 30, 2025, predominantly due to the increase in CMC activities undertaken by our Manufacturing
Solutions business to advance our therapeutics pipeline and logistics costs in delivering clinical doses to patients.
General and administration costs were $2.2 million in the period ended June 30, 2026, compared to $2.0 million in the period ended June 30, 2025, reflecting a higher allocation of corporate services provided to support the growth in development activities, including an increase in finance, intellectual property and legal costs.
Other income of $40.0 million was received on entering the Research and Development Collaboration Agreement with
Regeneron in April 2026. Under the collaboration, the parties will co-develop and co-commercialize multiple therapeutic programs on a 50/50 cost- and profit-sharing basis, combining the Group's radiopharmaceutical development and manufacturing capabilities with Regeneron's antibody discovery and oncology expertise.

Other gains (net) were $1.2 million in the period ended June 30, 2026, compared to $nil in the period ended June 30,
2025.
Adjusted EBITDA for the Therapeutics segment was a loss of $32.4 million in the period ended June 30, 2026, compared to a loss of $44.0 million in the period ended June 30, 2025, reflecting the $40.0 million received on entering the
Research and Development Collaboration Agreement with Regeneron, offset by the increase in activities as our late-
stage therapeutics products progress through the clinical stages of development.
Manufacturing Solutions
The Manufacturing Solutions segment focuses on the operations of our vertically integrated supply chain and manufacturing business and includes our production TMS facilities at Seneffe (Brussels South), North Melbourne,
Sacramento and Yokohama, ARTMS, IsoTherapeutics, and RLS Radiopharmacies. This segment comprises distribution service fee revenue, as well as revenue generated from the sale of PET and SPECT products at RLS. Outside of RLS, revenue is generated by the provision of contract manufacturing services to our Therapeutics and Precision Medicine segments, and to companies in the radiopharmaceutical industry. Operating expenses are associated with RLS and our production facilities in various locations.
The following table sets forth the results of operations for our Manufacturing Solutions segment for the periods ended
June 30, 2026 and June 30, 2025.

	Half-year ended		HY2026 vs. HY2025
	June 30 2026	June 30 2025	Change	Change
	US$'000	US$'000	US$'000%
	(in thousands, except percentage data)
Revenue from contracts with customers	88,717	80,530	8,187	10
Inter-segment revenue	57,543	33,761	23,782	70
Cost of sales	(138,435)	(103,485)	(34,950)	34
Gross profit	7,825	10,806	(2,981)	(28)
Research and development costs	(2,828)	(2,664)	(164)	6
Selling and marketing expenses	(9,122)	(7,623)	(1,499)	20
Manufacturing and distribution costs	(19,740)	(13,034)	(6,706)	51
General and administration costs	(8,902)	(7,116)	(1,786)	25
Other (losses)/gains (net)	(176)	27	(203)	(765)
Operating loss	(32,943)	(19,604)	(13,339)	68
Other losses/(gains) (net)	176	(27)	203	(765)
Depreciation and amortization	9,811	6,969	2,842	41
Adjusted EBITDA	(22,956)	(12,662)	(10,294)	81
For the period ended June 30, 2026, revenue from contracts with customers for our Manufacturing Solutions segment consisted of $88.7 million (2025: $80.5 million) in services revenue, with the period-over-period increase related to a full six months of operations of the RLS business acquired in late January 2025. Inter-segment revenue was $57.5 million for the period ended June 30, 2026 versus $33.8 million in 2025. This increase of $23.8 million is attributable to higher dose volumes of Telix PSMA products at RLS as well as increased activity from our TMS units supporting other parts of the
Telix business.
R&D costs within the Manufacturing Solutions segment remained consistent at $2.8 million in the period ended June 30,
2026, compared to $2.7 million in the period ended June 30, 2025.
Selling and marketing expenses were $9.1 million in the period ended June 30, 2026, compared to $7.6 million in the period ended June 30, 2025 reflecting the six months of operations from the newly acquired RLS. These costs comprise predominantly amortization of acquired intangible assets of $2.5 million, employment costs, sales commissions and travel costs related to sales and marketing personnel.
Manufacturing and distribution costs were $19.7 million and general and administration costs were $8.9 million for our
Manufacturing Solutions segment for the period ended June 30, 2026 (compared to $13.0 million and $7.1 million for the period ended June 30, 2025, respectively). These increases were predominantly driven by six months of personnel and occupancy costs from the RLS business, combined with increased activity to prepare the Seneffe (Brussels South)
facility for GMP commercial production.

Other losses were $0.2 million in the period ended June 30, 2026, compared to $nil in the period ended June 30, 2025, comprising the remeasurement of provisions related to contingent consideration liabilities for ARTMS and RLS. The remeasurements were based on revised probabilities applied to the achievement of certain commercial milestones.
For the period ended June 30, 2026, Adjusted EBITDA for the Manufacturing Solutions business was a loss of $23.0 million, compared to a loss of $12.7 million in the period ended June 30, 2025. The period-over-period change in
Adjusted EBITDA was driven by increased investment in our manufacturing, supply chain and logistics functions and the continued buildout of our Seneffe, Yokohama and North Melbourne facilities.
RLS contributed $5.5 million toward the operating loss in the period ended June 30, 2026, compared to $4.6 million in the period ended June 30, 2025. In addition, RLS contributed $2.3 million toward the TMS segment's Adjusted EBITDA loss in the period ended June 30, 2026, compared to $3.9 million in the period ended June 30, 2025. RLS's operating loss was relatively stable versus the comparative period, with Adjusted EBITDA reflecting the improvement in the performance of the business and the strategic investment in our vertically integrated infrastructure.
Cash flows
The following table summarizes our cash flows for the periods presented:

	Half-year ended
	June 30 2026	June 30 2025
	US$'000	US$'000
	(in thousands)
Net cash from operating activities	23,036	17,749
Net cash used in investing activities	(33,717)	(258,854)
Net cash provided by/(used in) financing activities	118,427	(2,923)
Net increase/(decrease) in cash held	107,746	(244,028)
Operating activities
Net cash from operating activities was $23.0 million during the period ended June 30, 2026. The primary source of cash from operating activities was $442.9 million in receipts from customers, which predominantly consisted of collections from sales from the Precision Medicine and Manufacturing Solutions businesses. Receipts of $40.0 million on entering into the collaboration agreement with Regeneron are also included in operating activities. The improved customer receipts reflect sales growth from the Precision Medicine business and a full six months of RLS third-party product sales.
The primary uses of cash in operating activities were payments to suppliers and employees of $439.0 million. Other operating cash outflows included $1.3 million in contingent consideration payments and $14.8 million in income tax payments.
Net cash from operating activities was $17.7 million during the period ended June 30, 2025. The primary source of cash from operating activities was $372.0 million in receipts from customers, which predominantly consisted of collections from sales of Illuccix® from Precision Medicine and five months of receipts from Manufacturing Solutions businesses. The primary uses of cash in operating activities were payments to suppliers and employees of $348.6 million. Other operating cash outflows included $3.4 million in income tax payments.
Investing activities
Net cash used in investing activities was $33.7 million during the period ended June 30, 2026, reflecting targeted capital investment in our pipeline and global manufacturing network. The primary uses of cash in investing activities related to:
•$13.4 million to settle the contingent consideration related to the acquisitions of RLS and deferred consideration associated with the suite of FAP targeting candidates.
•$14.5 million for the expanded investment at TMS sites across RLS Radiopharmacies, the IsoTherapeutics site in
Angleton, Texas (U.S.), the site in Yokohama (Japan), and our facilities in Seneffe (Brussels South, Belgium) and
North Melbourne (Australia).
Net cash used in investing activities was $258.9 million during the period ended June 30, 2025. The primary uses of cash in investing activities were the acquisition of businesses. We invested $224.7 million in payments toward our acquisitions of RLS and assets of ImaginAb and $17.1 million in payments related to the acquisition of intellectual property associated with FAP targeting candidates, and $6.7 million in property, plant and equipment purchases for the buildout of our manufacturing facilities.

Financing activities
For the period ended June 30, 2026, net cash provided by financing activities totaled $118.4 million. Financing activity cash flows mainly comprised:
•$587.5 million proceeds from the issuance of New Bonds.
•$466.5 million outflow from the repayment of borrowings, reflecting the settlement of the Existing Bonds issued in 2024.
•$3.9 million paid toward the principal element of lease liabilities.
•$1.4 million from the issuance of new ordinary shares on the exercise of options previously granted to employees.
For the period ended June 30, 2025, net cash used in financing activities totaled $2.9 million. Financing activity cash flows included $0.7 million received from the issuance of new ordinary shares on the exercise of options previously granted to employees, repayments of principal of $0.5 million toward existing bank loans and $3.1 million paid toward lease liabilities.
Off-balance sheet arrangements
During the periods presented, we did not, and we do not currently, engage in off-balance sheet financing arrangements as defined under SEC rules, such as relationships with other entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our consolidated statement of financial position. In addition, we do not engage in trading activities involving non-exchange traded contracts.
Liquidity and capital resources
Prior to the fiscal year ended December 31, 2023, we incurred operating losses in each year since our founding. We anticipate that as we expand through strategic acquisitions, increase our sales and marketing efforts and expand our investment in R&D, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, strategic collaborations and other third-party funding arrangements. Our future liquidity and capital resources will depend on product revenue from the successful continued commercialization of Illuccix® and
Gozellix®, revenue from any future products for which we obtain regulatory approval and the R&D costs and other expenditure necessary to support these initiatives and future products. Our total comprehensive income was $9.5 million for the period ended June 30, 2026. Our total comprehensive income was $3.3 million for the period ended June 30,
2025. As of June 30, 2026, we had cash and cash equivalents of $251.9 million and accumulated losses of $110.9 million.
As of June 30, 2026, we held 93.1% of our cash in U.S. dollars, 4.8% in Australian dollars, 1.1% in Euros, 0.4% in Canadian dollars, 0.2% in British pounds, and 0.2% in Swiss Francs.
Sources and uses of liquidity
Our operations have been financed primarily through cash generated by our commercial operations and the issuance and sale of new ordinary shares and Convertible Bonds.
We intend to leverage our commercial revenues and the proceeds raised from the issuance of and sale of new ordinary shares and convertible bonds as a source of funding for the development of additional therapeutic and diagnostic product candidates in our pipeline, including conducting label-expanding trials across our portfolio of diagnostic imaging agents and advancing clinical trials for our therapeutic product candidates. In the periods ended June 30, 2026 and
2025, we received $442.9 million and $372.0 million respectively, in receipts from customers, which predominantly consisted of collections from sales from our Precision Medicine and Manufacturing Solutions businesses.
In the first quarter of 2022, we entered into two loan agreements whereby BNP Paribas agreed to lend us $6.8 million and IMBC Group agreed to lend us $4.5 million. Each loan is denominated in Euros, in the amounts of €6.1 million and
€4.0 million, respectively, and has been translated to US$ based on the applicable exchange rate as of June 30, 2026.
Each loan has a 10-year term and an interest rate of 1.85% per annum, payable monthly, and each is repayable in 96 monthly installments beginning at the end of a two-year grace period. As of June 30, 2026, the outstanding balance of these facilities was $9.4 million (translated based on the applicable exchange rate as of June 30, 2026). In connection with the loan agreement with BNP Paribas, we also entered a roll-over loan agreement whereby BNP Paribas agreed to lend us an additional $2.3 million (€2.0 million, translated based on the applicable exchange rate as of June 30, 2026).
The loan has a two-year extendable term and a per annum interest rate calculated by adding the eurozone interbank interest rate as of the determination date to a 1.5% margin, payable based on our choice of interest period ranging from 1 month to 12 months for each advance (with a default interest period of three months if no alternative is chosen), and it is repayable in full upon its expiration date. We have used the borrowings from these loans in order to fund the renovation and redevelopment of our Seneffe (Brussels South) production facility.

On July 30, 2024 the Group completed the issue of $426,140,000 (A$650,000,000) in convertible bonds maturing in
2029. The bonds were convertible into fully paid ordinary shares in Telix Pharmaceuticals Limited. The initial conversion price of the convertible bonds was A$24.78 per share, subject to anti-dilution adjustments set out in the final terms and conditions of the convertible bonds. The net proceeds were $416,324,000, after transaction costs.
The convertible bonds bore interest at a rate of 2.375 per cent per annum. Interest was payable quarterly in arrears on
October 30, January 30, April 30 and July 30 in each year, beginning on October 30, 2024. The convertible bonds would have matured on or about July 30, 2029.
On December 17, 2024, the Group entered into an agreement with HSBC Bank Australia Limited ("HSBC") to obtain a working capital facility of up to $34,435,000 (A$50,000,000). To date, the Group has not utilized this facility and has incurred establishment fee costs of $98,000 (A$150,000) associated with the facility. The working capital facility is secured by a cash security deposit on an interest-bearing term deposit of $34,435,000 (A$50,000,000) held by HSBC with a maturity date equivalent to the term of the facility. There are no financial covenants associated with the facility.
On April 15, 2026, the Group announced the successful settlement of the issue of US$600,000,000 1.50 per cent
Convertible Notes due 2031 (New Bonds). The Group concurrently completed the on-market repurchase of approximately A$637,000,000 in principal of the A$650,000,000 2.375% Convertible Bonds due 2029 issued by Telix in
July 2024 (Existing Bonds). The Existing Bonds repurchased represent approximately 98% of the outstanding Existing
Bonds. In May 2026, we repurchased a further A$5 million of the Existing Bonds. The New Bonds are listed on the
Singapore Exchange Securities Trading Limited (SGX-ST).
The New Bonds bear interest at a rate of 1.50 per cent per annum. Interest is payable quarterly in arrears on January 22,
April 22, July 22 and October 22 in each year, beginning on July 22, 2026. The New Bonds will mature on or about
April 22, 2031, unless redeemed, repurchased, or converted in accordance with their terms.
Funding requirements
We believe that our existing cash resources and cash that we expect to generate from sales from the Precision Medicine and Manufacturing Solutions businesses will be sufficient to meet our projected operating expenses and capital expenditure requirements for at least the next 12 months. Our expectations regarding our short-term and long-term funding requirements are based on assumptions that may prove to be wrong, and we may need additional capital resources to fund our operating plans and capital expenditure requirements.
We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the commercialization of products for which we receive regulatory approval and continue clinical development of our therapeutic product candidates. We expect to finance our operating activities through cash generated from commercial sales, existing cash and cash equivalents and financing activities, which may include equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise capital through the sale of equity or convertible debt securities, the ownership interest of our investors will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, intellectual property, future revenue streams or product candidates. If we are unable to raise funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.
Our present and future funding requirements will depend on many factors, including, among other things:
•the amount of revenue received from commercial sales of products for which we receive marketing approval.
•the initiation, progress, timing, costs and results of our clinical trials for our product candidates.
•the costs associated with in-licensing or acquiring assets to expand our pipeline, acquiring businesses or assets to vertically integrate our supply chain and manufacturing and acquiring complementary business.
•the amount of milestones and royalties that we may be required to pay under existing acquisition and licensing agreements.
•costs associated with expanding our organization.
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties.
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates.

•the costs of operating as a public listed company in both Australia and the U.S.
For more information as to the risks associated with our future funding needs, see “Item 3. Key Information — D. Risk
Factors” in our previously filed 2025 Annual Report.
Alternative performance measures
In reporting financial information, the Group presents alternative performance measures (APMs) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Group and are consistent with how business performance is measured internally.
The alternative performance measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. The key APMs that the Group uses are outlined below.

APM	Closest equivalent IFRS measure	Reconciling items to IFRS measure	Definition and purpose
Income statement measures
Adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA)	Profit/(loss) before income tax	Finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, other gains/ (losses).
Used to help assess current operational
performance excluding the impacts of non-
operating expenditure, finance costs and
finance income, depreciation and
amortization and taxation expense. It is a
measure that management uses internally to
assess the performance of the Group’s
segments and make decisions on the
allocation of resources.

Balance sheet measures
Net tangible asset per share	None	Net assets excluding intangible assets, deferred tax assets and right-of-use assets divided by the Group's weighted average number of ordinary shares on issue.	Disclosed in the Group's Appendix 4E as required by Rule 4.3A of the ASX listing rules.

	Half-year ended
	June 30 2026	June 30 2025
Metric	$’000	$’000
Profit/(loss) before income tax	29,248	(4,836)
Adjusting items:
Finance income	(2,274)	(3,616)
Finance costs	19,388	18,842
Depreciation and amortization	11,155	9,585
Other (gains)/losses net	(5,575)	1,105
Adjusted EBITDA	51,942	21,080
Foreign private issuer status
We report under the Exchange Act as a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain SEC and Nasdaq requirements.
Consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic public companies. For example, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, at present, our executive officers, the members of our board of directors and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the reporting rules under the
Exchange Act with respect to their purchases and sales of our securities. However, absent an exemption from the SEC, following recent legislative changes that became effective on March 18, 2026, our officers and directors will be subject to the insider reporting obligations under Section 16(a) of the Exchange Act, including the requirements to file Forms 3, 4 and 5, pursuant to the Holding Foreign Insiders Accountable Act enacted on December 18, 2025. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies the securities of which are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that 50% or more of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of the members of either our board of directors or our global management team are U.S. citizens or residents; (ii) more than 50% of our assets are located in the U.S.; or (iii)
our business is administered principally in the U.S.
We have taken advantage of certain reduced reporting and other requirements in this Interim Report. Accordingly, the information contained herein may be different from the information you receive from other public companies.
Changes to share capital
Total number of shares and options on issue
The Company had the below equity instruments on issue:

	At the date of this report	June 30, 2026	December 31, 2025
	Number	Number	Number
Shares on issue	339,784,294	339,784,294	338,777,049
Options, PSARs and share rights on issue	36,387,067	36,387,067	31,744,502
Convertible bonds	6,250	6,250	3,250
Issue of fully paid ordinary shares for acquisitions during the period
ImaginAb Inc.
On May 8, 2026 the Company issued 264,943 fully paid ordinary Telix shares to settle the deferred consideration associated with the acquisition of ImaginAb Inc. assets in 2025, on conclusion of a 15-month indemnity period.
Exercise of unlisted share rights, options and performance
share appreciation rights (PSARs) for the issue of fully paid ordinary shares
Ordinary shares of Telix issued during the half-year ended June 30, 2026 on the exercise of options granted over unissued shares were as follows:
•a total of 742,000 fully paid ordinary shares were issued upon exercise of 1,525,000 unlisted share options or
PSARs.
Since June 30, 2026 to the date of this Interim Report, no shares were issued from the exercise of options under Telix’s
Equity Incentive Plan.
Lapse of unlisted share options
A total of 1,858,000 share options lapsed unexercised, during the period. These options lapsed in accordance with the terms of their grant.
Issue of unlisted PSARs and share rights
During the period a total of 8,029,000 unlisted share appreciation rights (SARs), PSARs and deferred share rights (SRs)
were issued to employees and Directors of the Group. This included the following:

•339,835 PSARs and 27,121 SRs to the Managing Director and Group Chief Executive Officer, Christian
Behrenbruch following shareholder approval at the Company’s AGM held on May 21, 2026. These PSARs have a notional exercise price of A$10.86 per PSAR. PSARs have a three-year performance measurement period. The
SRs have a $nil exercise price and a one-year measurement period, with a service condition. The vesting is subject to achievement of published performance measures, following the completion of the performance measurement period.
•96,381 SARs to Non-Executive Directors following shareholder approval at the Company’s AGM held on May 21,
2026, as outlined below:

	Number of SARs	Notional Exercise Price	Type of share backing
Marie McDonald	23,139	A$13.43	ASX
David Gill	30,048	US$9.47	ADS
William Jellison	21,597	US$9.47	ADS
Maria Rivas	21,597	US$9.47	ADS
SARs have a three-year measurement period, with a service condition. The SARs have a term that ends on the fifth anniversary of the date of grant.
As at June 30, 2026, the number of equity incentives on issue under the Equity Incentive Plan and issued under exception 13 of Listing Rule 7.2 was 7.8% (December 31, 2025: 6.4%).
Issue and concurrent repurchase of convertible bonds
On April 15, 2026, the Group announced the successful settlement of the issue of US$600 million 1.50 per cent
Convertible Notes due 2031 (New Bonds). The Group concurrently completed the on-market repurchase of approximately A$637 million in principal of the A$650 million 2.375% Convertible Bonds due 2029 issued by Telix in July
2024 (Existing Bonds). The Existing Bonds repurchased represent approximately 98% of the outstanding Existing Bonds.
In May 2026, we repurchased a further A$5 million of the Existing Bonds. The New Bonds are listed on the Singapore
Exchange Securities Trading Limited (SGX-ST).
Rounding
The Company is of a kind referred to in ASIC Legislative Instrument 2026/183, relating to the “rounding off” of amounts in the Australian Directors’ report and Interim financial report. Amounts in this report are rounded off in accordance with the instrument to the nearest thousand dollars or, in certain cases, to the nearest dollar.
Events subsequent to the end of the financial year
There were no matters or circumstances from the end of the reporting period to the date of this report, which have significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group.

Mark Nelson	Christian Behrenbruch
Interim Chair	Managing Director and Group CEO
August 20, 2026	August 20, 2026

Interim consolidated statement of comprehensive income
for the half-year ended June 30, 2026

		June 30 2026	June 30 2025
	Note	US$'000	US$'000
Continuing operations
Revenue from contracts with customers	4.1	477,350	390,359
Cost of sales		(217,001)	(181,736)
Gross profit		260,349	208,623
Other income	4.4	40,000	-
Research and development costs		(123,828)	(81,583)
Selling and marketing expenses		(58,358)	(48,973)
Manufacturing and distribution costs		(28,713)	(18,849)
General and administration costs		(48,663)	(47,723)
Other gains/(losses)(net)		5,575	(1,105)
Operating profit		46,362	10,390
Finance income		2,274	3,616
Finance costs	4.5	(19,388)	(18,842)
Profit/(loss) before income tax		29,248	(4,836)
Income tax benefit		9,082	2,544
Profit/(loss) for the period		38,330	(2,292)
Profit/(loss) for the period attributable to:
Owners of Telix Pharmaceuticals Limited		38,330	(2,292)
Other comprehensive income:
Items that will not be reclassified to profit or loss in subsequent periods:
Changes in the fair value of investments at fair value through other comprehensive income		1,207	(1,381)
Items to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(30,079)	6,928
Total comprehensive income for the period		9,458	3,255
Total comprehensive income for the period attributable to:
Owners of Telix Pharmaceuticals Limited		9,458	3,255

	June 30 2026	June 30 2025
	Cents	Cents
Basic earnings/(loss) per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	11.30	(0.68)
Diluted earnings/(loss) per share from continuing operations after income tax attributable to the ordinary equity holders of the Company	10.74	(0.68)
The above interim consolidated statement of comprehensive income should be read in conjunction with the notes to the
Interim consolidated financial statements.

Interim consolidated statement of financial position
as at June 30, 2026

		June 30 2026	December 31 2025
	Note	US$'000	US$'000
Current assets
Cash and cash equivalents		251,910	141,866
Trade and other receivables		163,556	129,202
Inventories		39,029	37,080
Current tax asset		6,832	6,043
Other current assets		26,694	16,089
Total current assets		488,021	330,280
Non-current assets
Financial assets		40,412	37,094
Deferred tax assets		85,295	59,353
Property, plant and equipment		72,238	58,661
Right-of-use assets		57,390	56,950
Intangible assets	5	584,610	592,823
Other non-current assets		33,885	28,825
Total non-current assets		873,830	833,706
Total assets		1,361,851	1,163,986
Current liabilities
Trade and other payables		168,972	150,349
Borrowings	6	11,508	13,110
Current tax payable		33,852	30,742
Contract liabilities		390	402
Lease liabilities		3,916	5,548
Provisions		520	562
Contingent consideration		2,900	11,540
Employee benefit obligations		20,286	19,371
Total current liabilities		242,344	231,624
Non-current liabilities
Borrowings	6	504,877	391,914
Lease liabilities		59,560	56,534
Deferred tax liabilities		43,301	44,706
Other non-current liabilities		3,224	3,517
Provisions		8,562	9,177
Contingent consideration		11,701	10,694
Employee benefit obligations		607	444
Total non-current liabilities		631,832	516,986
Total liabilities		874,176	748,610
Net assets		487,675	415,376

		June 30 2026	December 31 2025
	Note	US$'000	US$'000
Equity
Share capital	8.1	490,920	479,962
Share capital reserve		28,142	(11,612)
Other reserves	8.2	79,509	101,564
Accumulated losses		(110,896)	(154,538)
Total equity		487,675	415,376
The above interim consolidated statement of financial position should be read in conjunction with the notes to the interim consolidated financial statements.

Interim consolidated statement of changes in equity
for the half-year ended June 30, 2026

		Share capital	Share capital reserve	Other reserves	Accumulated losses	Total equity
	Note	US$'000	US$'000	US$'000	US$'000	US$'000
Balance as at January 1, 2026		479,962	(11,612)	101,564	(154,538)	415,376
Profit for the period		-	-	-	38,330	38,330
Other comprehensive loss		-	-	(28,872)	-	(28,872)
Total comprehensive income		-	-	(28,872)	38,330	9,458
Issue of shares on acquisitions	8.1	2,790	-	-	-	2,790
Issue of shares on exercise of options	8.1	8,168	(6,796)	-	-	1,372
Repurchase of convertible bonds	6.1	-	(43,254)	-	-	(43,254)
Issue of convertible bonds	6.1	-	91,709	-	-	91,709
Transaction costs arising on convertible bonds issue		-	(1,905)	-	-	(1,905)
Share-based payments to employees	8.2	-	-	12,129	-	12,129
Transfer on exercise of options	8.2	-	-	(5,312)	5,312	-
		10,958	39,754	6,817	5,312	62,841
Balance as at June 30, 2026		490,920	28,142	79,509	(110,896)	487,675

Balance as at January 1, 2025		414,012	15,945	75,894	(152,914)	352,937
Loss for the period		-	-	-	(2,292)	(2,292)
Other comprehensive income		-	-	5,547	-	5,547
Total comprehensive income		-	-	5,547	(2,292)	3,255
Issue of shares on acquisitions		30,127	-	-	-	30,127
Issue of shares on exercise of options		24,513	(23,837)	-	-	676
Share-based payments to employees		-	-	11,786	-	11,786
Share-based payments associated with acquisitions		-	-	23,160	-	23,160
Transfer on satisfaction of acquisition performance rights		4,458	-	(4,458)	-	-
Transfer on exercise of options		-	-	(4,224)	4,224	-
		59,098	(23,837)	26,264	4,224	65,749
Balance as at June 30, 2025		473,110	(7,892)	107,705	(150,982)	421,941
The above interim consolidated statement of changes of equity should be read in conjunction with the notes to the interim consolidated financial statements.

Interim consolidated statement of cash flows
for the half-year ended June 30, 2026

	June 30 2026	June 30 2025
	US$'000	US$'000
Cash flows from operating activities
Receipts from customers	442,884	372,005
Receipts from collaboration agreements	40,000	-
Payments to suppliers and employees	(439,037)	(348,629)
Payments for contingent consideration	(1,250)	-
Income taxes paid	(14,806)	(3,357)
Interest received	2,222	3,617
Interest paid	(6,977)	(5,887)
Net cash from operating activities	23,036	17,749
Cash flows from investing activities
Payments for investments in financial assets	(1,000)	(826)
Payments for acquisition of subsidiaries, net of cash acquired	-	(224,659)
Purchases of intangible assets	(332)	(17,109)
Purchases of other non-current assets	(4,509)	(4,577)
Purchases of property, plant and equipment	(14,456)	(6,668)
Payments for contingent consideration	(8,808)	(5,015)
Payments for deferred consideration	(4,612)	-
Net cash used in investing activities	(33,717)	(258,854)
Cash flows from financing activities
Proceeds from borrowings	587,453	-
Repayment of borrowings	(466,453)	(451)
Principal element of lease payments	(3,939)	(3,148)
Proceeds from issue of shares and other equity	1,366	676
Net cash provided by/(used in) financing activities	118,427	(2,923)
Net increase/(decrease) in cash held	107,746	(244,028)
Net foreign exchange differences	2,298	11,185
Cash and cash equivalents at the beginning of the half-year	141,866	439,999
Cash and cash equivalents at the end of the half-year	251,910	207,156
The above interim consolidated statement of cash flows should be read in conjunction with the notes to the interim consolidated financial statements.

Notes to the interim consolidated financial statements
1.      Corporate information
Telix Pharmaceuticals Limited ("Telix" or "the Company") is a for-profit company incorporated and domiciled in Australia.
It is limited by shares that are publicly traded on the Australian Securities Exchange (ASX: TLX) and on the Nasdaq Global
Select Market (NASDAQ: TLX). Telix develops and distributes commercial radiopharmaceutical products and continues to develop a portfolio of clinical-stage products that address significant unmet medical need in oncology and rare diseases.
Telix is the ultimate parent company of the Telix Pharmaceuticals Group (the Group).
This consolidated financial report of Telix Pharmaceuticals Limited for the half-year ended June 30, 2026 was authorized for issue in accordance with a resolution of the Directors on August 20, 2026.
2.      Material accounting policy information
This Interim financial report for the half-year reporting period ended June 30, 2026 has been prepared in accordance with IAS 34 / AASB 134 Interim Financial Reporting and the Corporations Act 2001 (Cth). This Interim financial report does not include all the notes of the type normally included in an Annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended December 31, 2025.
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards. The Group has identified that there is no impact of new standards issued but not yet applied.
2.1.   Going concern
These financial statements have been prepared on the basis that the Company is a going concern.
For the half-year ended June 30, 2026, the Group generated a profit after income tax of $38,330,000 (June 30, 2025:
loss after income tax of $2,292,000) and cash generated from operating activities of $23,036,000 (June 30, 2025:
$17,749,000) As at June 30, 2026, the net assets of the Group stood at $487,675,000 (December 31, 2025:
$415,376,000) with cash on hand of $251,910,000 (December 31, 2025: $141,866,000)
Cash on hand and anticipated future cash inflows in relation to commercial activities are considered sufficient to meet the Group’s forecasted cash outflows in relation to research and development activities currently underway and other committed business activities for at least 12 months from the date of this report.
On this basis, the Directors are satisfied that the Group continues to be a going concern as at the date of issuance of these financial statements. Further, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at June 30, 2026.
As such, no adjustment has been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.
2.2.    Other income
Other income includes income recognized in profit or loss that arises from operating activities that does not stem from relationships with customers. This income arises from certain types of arrangements, as outlined below.
Collaboration agreements
The Group may enter into collaboration agreements to research, develop, manufacture, and commercialize products and/
or product candidates. Each agreement is unique in nature and such arrangements may involve a joint operating activity where both parties are active participants in the activities of the collaboration and exposed to significant risks and rewards dependent on the commercial success of the activities. At contract inception, the Group assesses whether these agreements would be within the scope of IFRS 15 / AASB 15 Revenue from Contracts with Customers or IFRS 11 /
AASB 11 Joint Arrangements.
A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the Group to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing assets in a collaboration agreement) rather than to obtain the output of the entity’s ordinary activities.
In such collaboration agreements where research costs are shared, any reimbursement of costs from the collaboration partner are recognized on a net basis in research expense.

3.      Segment reporting
The Group has operations in the Americas, Asia-Pacific, and Europe, Middle East and Africa (EMEA) regions, with a significant presence in the U.S., Australia and Belgium.
Reportable segments
The Group’s operating segments are based on the reports reviewed by the Group Chief Executive Officer who is considered to be the chief operating decision maker.
Segment performance is evaluated based on Adjusted earnings before interest, tax, depreciation and amortization
("Adjusted EBITDA"). Adjusted EBITDA excludes the effects of the remeasurement of contingent consideration and government grant liabilities and other gains/(losses) which may have an impact on the quality of earnings such as impairments where the impairment is the result of an isolated, non-recurring event. Interest income and finance costs are not allocated to segments as this activity is managed by a central treasury function, which manages the cash position of the Group.
Segment assets and liabilities are measured in the same way as in the financial statements. The assets and liabilities are allocated based on the operations of the segment.

Reportable segment	Principal activities
Precision Medicine
Commercial sales of Illuccix, Gozellix and other diagnostic products subsequent to obtaining regulatory approvals. This segment includes the development activities of the Group’s diagnostic pipeline. The Group’s International and Medical Technologies businesses are operating segments that are included within the Precision Medicine reportable segment due to the similar nature of the diagnostic products being sold or developed for commercialization.

Therapeutics
Developing the Group’s core therapeutic pipeline for commercialization. This segment includes revenue received from license agreements prior to commercialization, income from collaboration agreements and research and development services. This segment includes the development activities of the
Group’s therapeutic pipeline.

Manufacturing Solutions
This segment comprises revenues and costs associated with the Group's radiopharmacy network, other manufacturing facilities and assets associated with the Group’s vertically integrated manufacturing and supply chain. This business includes facilities at Brussels South, IsoTherapeutics, TMS Sacramento, North
Melbourne, ARTMS and RLS Radiopharmacies.

Reconciling items include head office and centrally managed costs.

3.1.   Segment performance

For the half-year ended	Precision Medicine	Therapeutics	Manufacturing Solutions	Inter- segment eliminations	Total segment	1.
June 30, 2026	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue from contracts with customers	388,633	-	88,717	-	477,350
Inter-segment revenue	-	-	57,543	(57,543)	-
Cost of sales	(134,600)	-	(138,435)	56,034	(217,001)
Gross profit	254,033	-	7,825	(1,509)	260,349
Other income	-	40,000	-	-	40,000
Research and development costs	(54,482)	(67,968)	(2,828)	1,450	(123,828)
Selling and marketing expenses	(49,236)	-	(9,122)	-	(58,358)
Manufacturing and distribution costs	(6,625)	(2,348)	(19,740)	-	(28,713)
General and administration costs	(12,508)	(2,215)	(8,902)	-	(23,625)
Other gains/(losses) (net)	1,195	1,240	(176)	-	2,259
Operating profit/ (loss)	132,377	(31,291)	(32,943)	(59)	68,084
Other (gains)/losses (net)	(1,195)	(1,240)	176	-	(2,259)
Depreciation and amortization	707	149	9,811	-	10,667
Adjusted earnings/ (loss) before interest, tax, depreciation and amortization	131,889	(32,382)	(22,956)	(59)	76,492

For the half-year ended	Precision Medicine	Therapeutics	Manufacturing Solutions	Inter-segment eliminations	Total segment	1.
June 30, 2025	US$'000	US$'000	US$'000	US$'000	US$'000
Revenue from contracts with customers	305,835	3,994	80,530	-	390,359
Inter-segment revenue	-	-	33,761	(33,761)	-
Cost of sales	(108,839)	(108)	(103,485)	30,696	(181,736)
Gross profit	196,996	3,886	10,806	(3,065)	208,623
Research and development costs	(38,116)	(43,868)	(2,664)	3,065	(81,583)
Selling and marketing expenses	(40,886)	(464)	(7,623)	-	(48,973)
Manufacturing and distribution costs	(4,105)	(1,710)	(13,034)	-	(18,849)
General and administration costs	(11,317)	(2,002)	(7,116)	-	(20,435)
Other (losses)/gains (net)	(1,593)	19	27	-	(1,547)
Operating profit/(loss)	100,979	(44,139)	(19,604)	-	37,236
Other losses/(gains) (net)	1,593	(19)	(27)	-	1,547
Depreciation and amortization	2,074	117	6,969	-	9,160
Adjusted earnings/(loss) before interest, tax, depreciation and amortization	104,646	(44,041)	(12,662)	-	47,943
Activities between segments are carried out at arm’s length and are eliminated on consolidation. The amounts presented are measured consistently with the Group’s external reporting. Segment assets are allocated based on the operations of the segment and the physical location of the asset.
3.2.   Reconciliation of total segment adjusted EBITDA to profit/(loss) before income tax

		June 30 2026	June 30 2025
	Note	US$'000	US$'000
Total segment adjusted EBITDA		76,492	47,943
Unallocated income, expenses and eliminations:
General and administration costs		(25,038)	(27,288)
Other gains/(losses) (net)		5,575	(1,105)
Finance income		2,274	3,616
Finance costs	4.5	(19,388)	(18,842)
Depreciation and amortization	4.3	(10,667)	(9,160)
Profit/(loss) before income tax		29,248	(4,836)
General and administration costs include employment costs of $9,800,000 (2025: $17,189,000) and other centrally managed IT, legal and other corporate costs. The reduction in employment costs within General and administration costs was due to the allocation of employee share based payments to segments from January 1, 2026.

3.3.   Operating segment assets and liabilities

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	Reconciling items	Group	1.
June 30, 2026	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Total assets	323,308	232,997	523,819	1,080,124	281,727	1,361,851
Total liabilities	157,343	25,828	141,994	325,165	549,011	874,176
Additions to non- current assets	668	172	23,658	24,498	—	24,498

	Precision Medicine	Therapeutics	Manufacturing Solutions	Total segment	Reconciling items	Group
December 31, 2025	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Total assets	233,252	228,110	515,429	976,791	187,195	1,163,986
Total liabilities	159,523	17,099	156,599	333,221	415,389	748,610
Additions to non- current assets	19,503	67,715	324,472	411,690	7,840	419,530
Reconciling items primarily comprise cash and cash equivalents held centrally $143,494,000 (2025: $82,833,000), investments in financial assets $39,412,000 (2025: $37,094,000), property, plant and equipment $8,638,000 (2025:
$6,915,000) and borrowings (convertible bonds) $496,237,000 (2025: $383,023,000) which are managed centrally.
3.4.   Geographical information

	June 30, 2026	June 30, 2025
	Revenue by location of customer	Revenue by location of customer
	US$'000	US$'000
United States	468,074	381,051
Other countries	9,276	9,308
Total	477,350	390,359

	June 30, 2026	December 31, 2025
	Non-current assets by location of asset	Non-current assets by location of asset
	US$'000	US$'000
Australia	110,383	101,753
Belgium	58,441	59,460
Canada	83,156	86,643
United Kingdom	39,146	37,071
United States	492,532	481,181
Other countries	4,877	8,245
Total	788,535	774,353
The total non-current assets figure above excludes deferred tax assets.

4.      Profit and loss information
4.1. Revenue from contracts with customers
Disaggregation of revenue from contracts with customers.
The Group derives revenue from the sale and transfer of goods and services over time and at a point in time under the following major business activities:

			June 30 2026	June 30 2025
	Recognition	Operating segment	US$'000	US$'000
Sale of goods	At a point in time	Precision Medicine	388,210	305,765
Sale of goods	At a point in time	Manufacturing Solutions	83,606	76,807
Royalty income	At a point in time	Precision Medicine	423	55
Provision of services	At a point in time	Manufacturing Solutions	-	15
Provision of services	Over time	Manufacturing Solutions	5,111	3,708
Research and development services	Over time	Precision Medicine	-	15
Research and development services	Over time	Therapeutics	-	3,994
Total revenue from continuing operations			477,350	390,359
4.2.      Employment costs

	June 30 2026	June 30 2025
	US$'000	US$'000
Salaries and wages	117,683	94,813
Sales commissions	4,914	3,235
Share-based payment charge	12,129	11,585
Non-Executive Directors’ fees	416	386
	135,142	110,019
Salaries and wages of $1,098,000 (2025: $916,000) are included within cost of sales in the interim consolidated statement of comprehensive income.
4.3.      Depreciation and amortization

	June 30 2026	June 30 2025
	US$'000	US$'000
Amortization of intangible assets	4,204	4,620
Depreciation	6,951	4,965
	11,155	9,585
4.4.      Other income

	June 30 2026	June 30 2025
	US$'000	US$'000
Other income from collaboration agreements	(40,000)	-
	(40,000)	-

Regeneron Pharmaceuticals, Inc.
Overview
In April 2026, Telix entered into a research and development collaboration agreement with Regeneron Pharmaceuticals,
Inc. (“Regeneron”) to jointly develop and commercialize next generation radiopharmaceutical therapeutic candidates and radio-diagnostics to support patient selection and treatment response assessment. The collaboration leverages
Regeneron’s capabilities in antibody discovery and development and Telix’s radiopharmaceutical platform, development expertise and manufacturing capabilities.
The parties will conduct research and development activities pursuant to jointly agreed research and development plans and budgets, overseen through joint governance committees. The collaboration is structured for four initial therapeutic programs, with Regeneron having the option to expand to include four additional programs. Each party is responsible for activities aligned to its respective technical expertise.
The parties will share agreed research and development costs equally, with each party responsible for funding the activities it performs and reimbursing the other party for its share of agreed costs. Telix and Regeneron will also share equally in the global commercialization costs and potential profits, with Telix retaining the option to co-promote certain potential products. If Telix elects to opt out of the co-funding model for a particular program, it would be entitled to receive development and commercial milestones, plus low double-digit royalties on future net sales, for that program.
Treatment of initial consideration
The Group has determined that the arrangement is that of a collaboration whereby Regeneron and Telix are active participants in the activities of the collaboration and exposed to significant risks and rewards dependent on the commercial success of the activities. As such, Regeneron is not determined to be a customer to which Telix transferred control of goods or services. The $40,000,000 initial consideration received from Regeneron has been recognized as other income to reflect the contribution of Telix’s background intellectual property into the collaboration at inception of the arrangement.
Treatment of subsequent expenditure through the collaboration
All future spending under the collaboration will be shared equally between Regeneron and Telix. Any reimbursements of research costs from Regeneron to Telix will be recognized on a net basis in research expense. Further Telix’s obligation to fund its portion of the collaboration’s expenditure will be recognized within research expense.
4.5.     Finance costs

	June 30 2026	June 30 2025
	US$'000	US$'000
Unwind of discount	14,533	12,410
Interest expense on lease liabilities	1,783	1,054
Convertible bond interest expense	5,334	4,911
(Gain) on repurchase of convertible bond	(2,935)	-
Interest expense	303	231
Bank fees	370	236
Finance costs	19,388	18,842
The Group recognized a gain of $2,935,000 on repurchase of the Existing Bonds being the difference between the carrying amount of the financial liability that has been extinguished and the consideration paid. Refer to note 6.1 for further details.

5.     Intangible assets

	Goodwill	Intellectual property	Customer relationships and brands	Software	Patents	Licenses	Total	1.
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	1.
Balance at January 1, 2026	198,988	231,399	85,197	4,324	372	72,543	592,823
Additions	-	172	167	-	-	-	339
Reclassifications	-	-	-	-	-	-	-
Amortization charge	-	-	(3,000)	(196)	(3)	(1,005)	(4,204)
Changes in provisions	-	(539)	-	-	-	-	(539)
Exchange differences	(1,475)	(2,000)	-	(96)	1	(239)	(3,809)
Balance at June 30, 2026	197,513	229,032	82,364	4,032	370	71,299	584,610
Cost	197,513	249,036	91,389	4,756	710	74,816	618,220
Accumulated amortization	-	(20,004)	(9,025)	(724)	(340)	(3,517)	(33,610)
Net book amount	197,513	229,032	82,364	4,032	370	71,299	584,610

Balance as at January 1, 2025	66,586	176,426	741	2,284	318	11,503	257,858
Acquisition of businesses	143,660	-	90,200	806	-	15,400	250,066
Additions	-	32,410	127	1,291	46	46,030	79,904
Measurement period adjustments	4,731	-	-	-	-	-	4,731
Reclassifications	(18,759)	18,759	-	-	-	-	-
Amortization charge	-	(2,026)	(5,871)	(460)	(17)	(1,508)	(9,882)
Impairments	-	-	-	-	-	(566)	(566)
Changes in provisions	6	(565)	-	-	-	-	(559)
Exchange differences	2,764	6,395	-	403	25	1,684	11,271
Balance at December 31, 2025	198,988	231,399	85,197	4,324	372	72,543	592,823
Cost	198,988	250,952	91,230	4,805	715	75,095	621,785
Accumulated amortization	-	(19,553)	(6,033)	(481)	(343)	(2,552)	(28,962)
Net book amount	198,988	231,399	85,197	4,324	372	72,543	592,823
The Group has considered reasonably possible changes in the key assumptions and has not identified any instances that could cause the carrying amounts of the intangible assets at June 30, 2026 to exceed their recoverable amounts.

6.     Borrowings

	June 30, 2026		December 31, 2025
	Current	Non-current	Current	Non-current	1.
	US$'000	US$'000	US$'000	US$'000
Secured
Bank loans	690	8,716	1,418	8,989
Working capital facility	-	(76)	-	(98)
Total secured borrowings	690	8,640	1,418	8,891
Unsecured
Convertible bonds	10,818	496,237	11,692	383,023
Total unsecured borrowings	10,818	496,237	11,692	383,023
Total borrowings	11,508	504,877	13,110	391,914
6.1.Convertible bonds
On April 15, 2026, the Group announced the successful settlement of the issue of $600,000,000 1.50 per cent
Convertible Notes due 2031 (New Bonds). The Group concurrently completed the on-market repurchase of approximately A$637,000,000 in principal of the A$650,000,000 2.375% Convertible Bonds due 2029 issued by Telix in
July 2024 (Existing Bonds). The Existing Bonds repurchased represent approximately 98% of the outstanding Existing
Bonds. In May 2026, the Group repurchased a further A$5,000,000 of the Existing Bonds. The New Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST).
The New Bonds will bear interest at a rate of 1.50 per cent per annum. Interest is payable quarterly in arrears on January
22, April 22, July 22 and October 22 in each year, beginning on July 22, 2026. The New Bonds will mature on or about
April 22, 2031, unless redeemed, repurchased, or converted in accordance with their terms.
The convertible bonds are presented in the Group’s consolidated statement of financial position as follows:

	June 30 2026	December 31 2025	1.
	US$'000	US$'000	1.
Opening balance	394,715	344,218
Unwind of discount	13,741	22,502
Interest expense	5,334	9,945
Interest paid	(5,101)	(9,871)
Repurchase of Existing Bonds	(422,499)	-
Face value of New Bonds issued	600,000	-
Transaction costs	(10,747)	-
Other equity securities - value of conversion rights	(91,709)	-
Exchange differences	23,321	27,921
Closing balance	507,055	394,715
Current	10,818	11,692
Non-current	496,237	383,023
Total convertible bond liability	507,055	394,715
Repurchase of existing convertible bonds
The total repurchase consideration is allocated between the liability and equity components using a methodology consistent with the initial recognition at issuance. The liability component is measured as the fair value of the remaining contractual cash flows at the repurchase date, discounted using prevailing market rates for comparable debt.

The equity component associated with the repurchase was $43,254,000, calculated as the residual after allocating the fair value to the liability component. A resultant gain of $2,935,000 was recognized in profit or loss only in respect of the liability component, being the difference between the carrying amount of the liability component immediately prior to repurchase and the portion of the repurchase consideration allocated to that liability component.
Issue of New Bonds
The initial fair value of the liability portion of the New Bonds was determined using a market interest rate for an equivalent non-convertible bond at the issue date. This fair value has been reduced by directly attributable transaction costs associated with the issue of the convertible bonds. The liability is subsequently recognized on an amortized cost basis until extinguished on conversion or maturity of the bonds, which has been assessed as April 22, 2029. The remainder of the proceeds is allocated to the conversion option and recognized as part of the share capital reserve, net of income tax and a proportion of transaction costs, and is not subsequently remeasured.
6.2Fair value
For bank loans, the fair values are not materially different to their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.
For the convertible bonds, the fair value of the liability component is outlined below. The fair value is based on discounted cash flows using a current borrowing rate. They are classified as level 3 fair values in the fair value hierarchy due to the use of unobservable inputs, including own credit risk.

	June 30, 2026		December 31, 2025		1.
	Carrying amount	Fair value	Carrying amount	Fair value	1.
	US$'000	US$'000	US$'000	US$'000	1.
Bank loans	9,330	9,330	10,309	10,309
Convertible bonds	507,055	506,039	394,715	399,348
7.     Contractual maturities of financial liabilities

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at June 30, 2026	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Non-derivatives
Trade and other payables	169,954	691	256	-	170,901	168,972
Other non-current liabilities	-	-	4,534	-	4,534	3,224
Borrowings	5,114	5,228	644,763	2,117	657,222	516,385
Lease liabilities	7,373	7,279	36,108	40,948	91,708	63,476
Government grant liability	552	319	633	-	1,504	1,448
Contingent consideration	401	7,759	6,219	1,793	16,172	14,601
Total financial liabilities	183,394	21,276	692,513	44,858	942,041	768,106

	1-6 months	6-12 months	1-5 years	Over 5 years	Total contractual cash flows	Carrying amount of liabilities
As at December 31, 2025	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Non-derivatives
Trade and other payables	114,261	36,088	-	-	150,349	150,349
Other non-current liabilities	-	-	3,673	-	3,673	3,517
Borrowings	5,860	5,958	469,257	3,024	484,099	405,024
Lease liabilities	3,051	3,969	44,409	34,994	86,423	62,082
Government grant liability	837	564	1,236	169	2,806	2,046
Contingent consideration	8,755	3,545	11,737	665	24,702	22,234
Total financial liabilities	132,764	50,124	530,312	38,852	752,052	645,252
8.     Equity
8.1. Share capital

	June 30 2026	December 31 2025	June 30 2026	December 31 2025
	Number ‘000	Number ‘000	US$'000	US$'000
Opening balance	338,778	334,725	479,962	414,012
Shares issued through the exercise of share options and warrants[1]	742	1,693	8,168	29,722
Shares issued for Dedicaid[2]	-	38	-	467
Shares issued for Lightpoint[3]	-	269	-	4,467
Shares issued for Imaginab[4]	265	2,053	2,790	31,294
Closing balance	339,785	338,778	490,920	479,962
1.Options exercised during the year through the employee Equity Incentive Plan resulted in 742,000 (2025: 1,693,000)
shares being issued for a total value of $8,168,000 (2025: $29,722,000).
2.On April 27, 2023, the Group completed the acquisition of Dedicaid GmbH. The consideration for the acquisition comprised 207,000 in Telix shares at a 10-day volume weighted average price of shares on the execution date of
A$8.73 per share. During the prior year, the Group issued 37,575 fully paid ordinary shares upon satisfaction of certain milestones.
3.On November 1, 2023, the Group completed the acquisition of Lightpoint through the issue of 3,298,000 fully paid ordinary Telix shares at A$9.37 per share. During the prior year, the Group issued 269,075 fully paid ordinary shares in satisfaction of Lightpoint milestone rights.
4.On January 30, 2025, the Group completed the acquisition of ImaginAb. The consideration included the issue of
2,053,311 fully paid ordinary Telix shares at A$24.37 per share. On May 8, 2026 the Group issued 264,943 fully paid ordinary shares at A$14.75 to settle the deferred consideration on conclusion of a 15-month indemnity period.
The weighted average ordinary shares for the period January 1, 2026 to June 30, 2026 is 339,220,212 (2025:
331,226,491). The Company does not have a limited amount of authorized capital under Australian law.

8.2. Other reserves

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total	1.
	US$'000	US$'000	US$'000	US$'000
Balance as at January 1, 2026	(7,368)	114,073	(5,141)	101,564
Other comprehensive (loss)/income	(30,079)	-	1,207	(28,872)
Total comprehensive (loss)/income	(30,079)	-	1,207	(28,872)
Share-based payments to employees	-	12,129	-	12,129
Transfer on exercise of options	-	(5,312)	-	(5,312)
	-	6,817	-	6,817
Balance as at June 30, 2026	(37,447)	120,890	(3,934)	79,509

	Foreign currency translation reserve	Share-based payments reserve	Financial assets at FVOCI reserve	Total	1.
	US$'000	US$'000	US$'000	US$'000
Balance as at January 1, 2025	(1,611)	81,404	(3,899)	75,894
Other comprehensive	(5,757)	-	(1,242)	(6,999)
Total comprehensive (loss)/income	(5,757)	-	(1,242)	(6,999)
Share-based payments to employees	-	19,350	-	19,350
Share-based payments associated with acquisitions	-	23,287	-	23,287
Transfer Transfer on satisfaction of acquisition performance rights	-	(4,467)	-	(4,467)
Transfer on exercise of options	-	(5,501)	-	(5,501)
	-	32,669	-	32,669
Balance as at December 31, 2025	(7,368)	114,073	(5,141)	101,564
9. Fair value
This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements.
9.1. Financial assets
Financial assets are categorized as either level 1 or level 3 financial assets and remeasured at each reporting date with movements recognized in other comprehensive income. The inputs used in the level 1 fair value calculations are with reference to published price quotations for the associated equity instruments in an active market. The sensitivity analysis below reflects exposure to financial assets measured by reference to published price quotations, which excludes the
Group's restricted cash balance.
Level 3 financial assets are subject to key assumptions and unobservable inputs which include risk adjusted post-tax discount rates and forecasted discounted cashflows. These inputs significantly impact the underlying value of these assets.
Sensitivity of level 1 financial assets
An increase/(decrease) of 10% in the share price of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $224,000 (December 31, 2025: $102,000).

Sensitivity of level 3 financial assets
An increase/(decrease) of 10% in the discounted cashflows of each financial asset while holding all other variables constant will increase/(decrease) other comprehensive income by $274,000 (December 31, 2025: $266,000).
9.2. Financial liabilities
Contingent consideration liabilities are categorized as level 3 financial liabilities and remeasured at each reporting date with movements recognized in profit or loss, except in instances where changes are permitted to be added to/reduce an associated asset. The inputs used in fair value calculations are determined by Management.
The carrying amount of financial liabilities measured at fair value is principally calculated based on inputs other than quoted prices that are observable for these financial liabilities, either directly (i.e. as unquoted prices) or indirectly (i.e.
derived from prices). Where no price information is available from a quoted market source, alternative market mechanisms or recent comparable transactions, fair value is estimated based on Management’s views on relevant future prices, net of valuation allowances to accommodate liquidity, modelling and other risks implicit in such estimates.
Sensitivity of level 3 financial liabilities
The potential effect of using reasonably possible alternative assumptions in valuation models, based on a change in the most significant input, such as sales volumes, by an increase/(decrease) of 10% while holding all other variables constant will increase/(decrease) profit before tax by $239,000 (December 31, 2025: $275,000).
Valuation processes
The finance team of the Group performs the valuation of contingent consideration liabilities required for financial reporting purposes, including level 3 fair values. This team reports directly to the Chief Financial Officer (CFO).
Discussions of valuation processes and results are held between the CFO and Board at least once every six months, in line with the Group’s half-yearly reporting periods.
The main level 3 inputs used by the Group in measuring the fair value of contingent consideration liabilities are derived and evaluated as follows:
•discount rates are determined by an independent third-party using a weighted average cost of capital model to calculate a post-tax rate that reflects current market assessments of the time value of money and the risk specific to the asset.
•regulatory/marketing authorization approval dates and approval for marketing authorization probability risk factors are derived in consultation with the Group’s regulatory team.
•expected sales volumes and net sales price per unit are estimated based on market information on annual incidence rates and information for similar products and expected market penetration.
•contingent consideration cash flows are estimated based on the terms of the sale contract. Changes in fair values are analyzed at the end of each reporting period during the half-yearly valuation discussion between the CFO and
Board. As part of this discussion the CFO presents a report that explains the reason for the fair value movement.
10.   Contingent liabilities
The Group has received a subpoena from the U.S. Securities and Exchange Commission (SEC) seeking various documents and information primarily relating to the Group’s disclosures regarding the development of the Group’s prostate cancer therapeutic candidates. This matter remains a fact-finding request. Telix is cooperating with the subpoena including responding to the SEC’s requests. The SEC has not asserted any charges against the Group or any of its personnel, and no conclusions have been reached. At this stage, the Group cannot predict the duration, scope or outcome of this matter. The Group will continue to monitor the inquiry and update its disclosures as appropriate.
On November 10, 2025, a putative securities class action complaint was filed in the United States District Court for the
Southern District of Indiana seeking, among other relief, class certification, designation of a lead plaintiff, damages and a jury trial.  On January 20, 2026, the Group was formally served the complaint on behalf of a purported U.S. shareholder.
The Group has filed a motion to dismiss this matter. This case is still in its earliest stages, and the Group plans to rigorously defend itself in this matter. No class has been certified and the court has not ruled on any dispositive motions.
At this stage, the Group cannot predict the duration, scope or outcome of this matter.
Legal fees and other costs associated with contingent matters, including litigation, regulatory inquiries and investigations, are expensed as incurred.

10.1.   Commitments
The Group has commitments against existing development activities and capital commitments relating to property plant and equipment and the purchase of isotope raw materials . R&D commitments are estimated based on the contractual obligations included within agreements entered into by the Group, to the extent that a work order has been executed with the vendor.
The Group's supply agreements contain minimum purchase commitments in certain situations, the amount and timing of which are not known. Additionally, the Group enters into contracts in the normal course of business with clinical trial sites and clinical supply manufacturers and with vendors for preclinical studies and clinical trials, research supplies and other services and drugs for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancellable contracts.
The Group has entered into in-licensing arrangements with various companies. Such agreements may require the Group to make payments on achievement of stages of development, launch or revenue milestones and may include variable payments that are based on unit sales or profit (e.g., royalty and profit share payments). The amount of variable payments under these agreements are inherently uncertain and difficult to predict, given the direct link to future sales, profit levels and the range of outcomes. These payments are not included in this table of contractual obligations.
To the extent a commitment is determined to be onerous, these are provided for within provisions in the Consolidated statement of financial position.
At June 30, 2026 and at the date of these financial statements, the Group had capital commitments relating to the construction of the Seneffe (Brussels South) manufacturing facility and the purchase of isotope raw materials from a vendor over a three-year period.

	Due < 1 year	Due > 1 year	1.
	US$'000	US$'000	1.
As at June 30, 2026
Capital commitments	42,665	6,410
R&D commitments	53,234	13,309
	95,899	19,719

As at December 31, 2025
Capital commitments	35,822	11,367
R&D commitments	30,402	7,601
	66,224	18,968
11.     Events occurring after the reporting period
There were no subsequent events that required adjustment to or disclosure in the financial statements of the Group for the half-year ended June 30, 2026.

Directors’ declaration
In the opinion of the Directors:
a.the financial statements and notes of the Group are in accordance with the Australian Corporations Act 2001
(Cth), including:
i.giving a true and fair view of the Group's financial position as at June 30, 2026 and of its performance for the half-year ended on that date.
ii.complying with applicable Accounting Standards, the Corporations Regulation 2001 and other mandatory professional reporting requirements.
b.there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
This declaration is made in accordance with a resolution of the Directors and has been made after receiving the declarations by the Chief Executive Officer and Chief Financial Officer for the half-year ended June 30, 2026.

Mark Nelson	Christian Behrenbruch
Interim Chair	Managing Director and Group CEO
August 20, 2026	August 20, 2026